Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
YUM! Brands 401(k) Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-36893, 333-32048 and 333-109300) on Form S-8 of YUM! Brands, Inc. of our report dated September 7, 2006, relating to the statement of net assets available for benefits as of September 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years ended September 30, 2005 and 2004, and related supplemental schedules H, line 4i -- schedule of assets (held at end of year) as of September 30, 2005 and H, line j -- schedule of reportable transactions for the year ended September 30, 2005, which report appears in the September 30, 2005 Annual Report on Form 11-K of the YUM! Brands 401(k) Plan.

/s/ KPMG LLP
Louisville, KY
September 7, 2006